SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM N-18F-1

Notification of Election Pursuant to Rule 18f-1
Under the Investment Company Act of 1940

HANNA INVESTMENT TRUST
Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Rocky Mount, and the state of North Carolina on the 24th  day of May 2011.

HANNA INVESTMENT TRUST Name of Registrant

	By:	/s/ Theo H. Pitt, Jr. Theo H. Pitt, Jr. Trustee and Chairman

Attest: /s/ Deborah A. Mills Print Name: Deborah A. Mills Title: Director, Legal & Compliance